UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VanceInfo Technologies Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G9319E 109
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G9319E 109

1	NAMES OF REPORTING PERSONS Baoguo Zhu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	the People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,216,200 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,216,200 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,216,200 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* based on the 39,888,092 ordinary shares outstanding as of December 31, 2009.

CUSIP No.	G9319E 109

1	NAMES OF REPORTING PERSONS Guangxia Liu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	the People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,216,200 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,216,200 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,216,200 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* based on the 39,888,092 ordinary shares outstanding as of December 31, 2009.

CUSIP No.	G9319E 109

1	NAMES OF REPORTING PERSONS Inno Global Technology Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		1,816,200 ordinary shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,816,200 ordinary shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,816,200 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* based on the 39,888,092 ordinary shares outstanding as of December 31, 2009.

CUSIP No.	G9319E 109

1	NAMES OF REPORTING PERSONS Deep Prime Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		400,000 ordinary shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		400,000 ordinary shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* based on the 39,888,092 ordinary shares outstanding as of December 31, 2009.

ITEM 1(a).	NAME OF ISSUER:
VanceInfo Technologies Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
3/F, Building 8, Zhongguancun Software Park,
Haidian District, Beijing 100193,
The People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:
Baoguo Zhu
Guangxia Liu
Inno Global Technology Limited
Deep Prime Limited

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
Baoguo Zhu:
No. 17 Lang Shan Road, North Science & Technology Park,
Nan Shan District, Shenzhen 518057
The People’s Republic of China
Guangxia Liu:
No. 17 Lang Shan Road, North Science & Technology Park,
Nan Shan District, Shenzhen 518057
The People’s Republic of China
Inno Global Technology Limited:
P.O. Box 957, Offshore Incorporation Centre,
Road Town, Tortola,
British Virgin Islands
Deep Prime Limited:
P.O. Box 957, Offshore Incorporation Centre,
Road Town, Tortola,
British Virgin Islands

ITEM 2(c).	CITIZENSHIP:
Each of Mr. Baoguo Zhu and Ms. Guangxia Liu is a citizen of the People’s Republic of China; Each of Inno Global Technology Limited and Deep Prime Limited is a British Virgin Islands company.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:
G9319E 109

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:
The following information with respect to the ownership of the Ordinary Shares of the issuer by the Reporting Person is provided as of December 31, 2009:

			Sole power	Shared	Sole power to	Shared power to
	Amount		to vote	power to	dispose or to	dispose or to
	beneficially	Percent	or direct	vote or to direct	direct the	direct the
Reporting Person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
Baoguo Zhu	2,216,200	5.6%	0	2,216,200	0	2,216,200
Guangxia Liu	2,216,200	5.6%	0	2,216,200	0	2,216,200
Inno Global Technology Limited	1,816,200	4.6%	1,816,200	0	1,816,200	0
Deep Prime Limited	400,000	1.0%	400,000	0	400,000	0
Inno Global Technology Limited is the record holder of 1,776,000 ordinary shares of the Issuer and is the beneficial owner of 40,200 American Depository Shares, each representing one ordinary share of the Issuer. Mr. Baoguo Zhu is the sole shareholder and director of Inno Global Technology Limited. Deep Prime Limited is the beneficial owner of 400,000 American Depositary Shares, each representing one ordinary share of the Issuer. Ms. Guangxia Liu is the sole shareholder and director of Deep Prime Limited. Mr. Baoguo Zhu and Ms. Guangxia Liu are husband and wife. Mr. Baoguo Zhu and Ms. Guangxia Liu may be deemed to beneficially own all of ordinary shares of the Issuer held by Inno Global Technology Limited, and Deep Prime Limited in accordance with Regulation 13(d) of the Securities Act.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable

ITEM 10.	CERTIFICATION:
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2010

Inno Global Technology Limited	By:	/s/ Baoguo Zhu
		Name:	Baoguo Zhu
		Title:	Director

Baoguo Zhu	/s/ Baoguo Zhu
Baoguo Zhu

Deep Prime Limited	By:	/s/ Guangxia Liu
		Name:	Guangxia Liu
		Title:	Director

Guangxia Liu	/s/ Guangxia Liu
Guangxia Liu

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement